ANSLOW & JACLIN

May 19, 2010

John Stickel, Attorney-Advisor

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

DE Acquisition 1, Inc.

Form 10

Filed April 7, 2010

File No. 000-53924

DE Acquisition 2, Inc.

File No. 000-53925

DE Acquisition 3, Inc.

File No. 000-53926

DE Acquisition 4, Inc.

File No. 000-53927

DE Acquisition 5, Inc.

File No. 000-53928

DE Acquisition 6, Inc.

File No. 000-53929

Dear Mr. Stickel

We represent the above referenced companies. We are in receipt of your letter dated May 3, 2010 and have discussed same with our clients.  The following sets forth the responses to same:

General

1.

Please be advised that your registration statement will automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have cleared all of our comments.

Answer:

The companies are aware that the registration statement will automatically become effective sixty (60) day after filing and the companies will become subject to the reporting requirements of the Securities Exchange Act of 1934 even if they have not cleared comments.

2.

Please tell us why it is necessary to file six separate Form 10 registration statements at this time, given that none of the six entities has assets and you state you do not have immediate plans to conduct an acquisition.  We also note that a separate reporting obligation will be triggered for each Form 10 upon effectiveness.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188

1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494

anslowlaw.com

ANSLOW & JACLIN

Answer:

The companies are aware that each have separate reporting obligations upon effectiveness and intends to undertake all action necessary to remain current with its obligations under the Securities Exchange Act of 1934.  The principal has filed six separate Form 10 registration statements to attempt to merge or acquire with various operating entities even though they have no immediate plans to conduct such acquisitions.

3.

Please revise throughout to improve the readability of your document by removing HTML headers and other errant text such as “placeplaceplace.”

Answer:

The documents have been revised accordingly.

Risk Factors

There is currently no trading market for our common stock, page 5

4.

Please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933.  See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc. from Richard Wulff, Chief, Office of Small Business.

Answer:

This risk factor has been revised to clearly state that holders of the companies’ common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of their common stock under the Securities Act of 1933.

We cannot assure you that following a business combination, page 6

5.

Please revise to move the last two paragraphs to a separate risk factor.

Answer:

This risk factor has been revised to move the last two paragraphs to a separate risk factor.

Item 5. Directors and Executive Officers, page 9

6.

Please revise your director biography to provide the information called for by amended Item 401(e)(1)-(2) of Regulation S-K, including any other directorships held in the last five years with reporting companies.

Answer:

The director biography has been revised to disclose that the director was previously an officer and director of French Peak Resources, Inc. (now known as Confederate Motors, Inc.)

Current Blank Check Company Experience, page 9

7.

Please revise to ensure that all entities are listed accurately or explain the reason that one or more of the other five DE Acquisition entities may be omitted from this list in each entity’s filing.  In addition, please revise this disclosure in the Form 10-12G for each DE Acquisition entity for accuracy and consistency.

Answer:

This section has been revised accordingly.

Item 10. Recent Sales of Unregistered Securities, page 11

8.

Please revise to disclose the aggregate value of the services received by the company in exchange for the shares.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726  Tel 732 409 1212  Fax 732 577 1188

1350 Avenue of the Americas, 3rd  Floor, New York, NY 10019  Tel 646 837 8754 Fax 646 619 4494

anslowlaw.com

ANSLOW & JACLIN

Answer:

This section has been revised to disclose the aggregate value of the services received by the company in exchange for the shares.

Report of Independent Registered Public Accounting Firm+

9.

The report of your independent accountants refers to the statement of shareholders’ deficit.  However, the financial statement on page 15 reflects the title ‘Statement of Stockholders’ Deficit’.  Please revise for consistency in this filing and all related Forms 10-12G for DE Acquisition entities.

Answer:

The report has been revised to be consistent with the financial statements.

The Company further acknowledges the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Anslow & Jaclin, LLP

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726  Tel 732 409 1212  Fax 732 577 1188

1350 Avenue of the Americas, 3rd  Floor, New York, NY 10019  Tel 646 837 8754 Fax 646 619 4494

anslowlaw.com